Exhibit 12.1

CNA FINANCIAL CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated.

	Years Ended December 31
(In millions, except ratio amounts)	2013	2012	2011	2010	2009

Income (loss) from continuing operations before income tax and noncontrolling interest	$1,313	$872	$871	$1,112	$538
Less:
Income (loss) from equity investees	451	251	48	249	315
Add:
Fixed charges	184	191	196	178	150
Distributions from equity investees	128	162	145	113	92
Income as adjusted	$1,174	$974	$1,164	$1,154	$465
Fixed charges:
Interest	$166	$170	$175	$157	$128
Portion of rents representative of the interest factor	15	17	17	17	17
Interest credited to policyholders	3	4	4	4	5
Fixed charges	$184	$191	$196	$178	$150

Ratio of earnings to fixed charges	6.4	5.1	5.9	6.5	3.1